SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of, May 2007
Commission File Number 000-29898
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:
Form 20-F  ☐     Form 40-F  ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐     No  ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited

(Registrant)

Date:	May 17, 2007	By:	/s/ Brian Bidulka

Name: Brian Bidulka Title: Chief Accounting Officer

EXHIBITS INCLUDED AS PART OF THIS REPORT
Exhibit

99.1	Management’s Discussion and Analysis for the Three and Six Month Periods Ended September 2, 2006 and August 27, 2005

99.2	Consolidated Financial Statements for the Three and Six Month Periods Ended September 2, 2006 and August 27, 2005

99.3	Canadian Forms 52-109F2 — Certification of Interim Filings for the Three and Six Month Periods Ended September 2, 2006 and August 27, 2005

99.4	Management’s Discussion and Analysis for the Three and Nine Month Periods Ended December 2, 2006 and November 26, 2005

99.5	Consolidated Financial Statements for the Three and Nine Month Periods Ended December 2, 2006 and November 26, 2005

99.6	Canadian Forms 52-109F2 — Certification of Interim Filings for the Three and Nine Month Periods Ended December 2, 2006 and November 26, 2005
This Report on Form 6-K is incorporated by reference into: (i) the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294); and (ii) the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on October 21, 2002 (File No. 333-100684).